UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 16, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

RESOLUTION ON PROCEEDS:

PAYMENT OF INTEREST ON EQUITY AND ADVANCE PAYMENT OF DIVIDENDS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) hereby informs its shareholders and the market in general, in accordance with Law No. 6,404/76 and CVM Resolution No. 44/21, that its Board of Directors has approved, on this date, the distribution of earnings totaling BRL 2,210,000,000 (two billion, two hundred and ten million reais) as an advancement of remuneration to shareholders related to the fiscal year 2025, to be accounted as part of the mandatory minimum dividend.

Considering the proceeds throughout 2025, the total amount declared in the year is R$4 billion, in line with the projections of the 2025–2027 Strategic Plan disclosed in the material fact of February 10, 2025.

The proceeds approved on this date will be paid as follows:

(i) R$ 1,790,000,000.00 (one billion, seven hundred and ninety million Reais) in the form of dividends, corresponding to 0.7482883774, per common share, with the date of December 19, 2025, as the date that will serve to identify the shareholders entitled to receive such amounts. Thus, the shares acquired after that date will be ex-right to distribute dividends. Payment will take place by December 30, 2025; and

(ii) R$ 420,000,000.00 (four hundred and twenty million reais) as Interest on Equity ("Interest on Equity"), corresponding to 0.1755760439, per common share, with the date of December 22, 2025, as the date that will serve to identify the shareholders entitled to receive such amounts. Thus, the shares acquired after that date will be ex-right to distribute interest on equity. Payment will take place until June 30, 2026.

The gross amount per share may be modified due to the variation in the number of treasury shares due to share buybacks carried out under the current program and/or the cancellation of treasury shares. In this case, the Company will issue a Notice to Shareholders informing the final value per share.

The payment of the proceeds herein declared will be made with the withholding of any taxes due, according to the applicable legislation, except for shareholders who have differentiated taxation or who are exempt from such taxation.

The Company will keep its shareholders and the market in general duly informed of the relevant updates, pursuant to the applicable regulations.

Rio de Janeiro, December 16, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 16, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer